GX Acquisition Corp.
1325 Avenue of the Americas, 25th Floor

New York, NY 10019

May 16, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Frank Pigott

Re:	GX Acquisition Corp.
Registration Statement on Form S-1
Filed April 26, 2019, as amended
File No. 333-231074

Dear Mr. Pigott:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GX Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Monday, May 20, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Jay R. Bloom
Jay R. Bloom
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller